April 24, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Allison White, Esq.

VIA EDGAR

Re:	Registrant: Natixis Funds Trust II

File No.:             811-00242

Filing Type:      DEF 14A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 16, 2019, regarding the preliminary proxy statement filed on Schedule 14A for Natixis Funds Trust II (the “Registrant”) for the McDonnell Intermediate Municipal Bond Fund (the “Fund”), which was filed with the Commission on April 11, 2019 (the “Proxy Statement”). For your convenience, we have summarized each Staff comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Proxy Statement.

1.

Comment. Pursuant to Item 22(c)(10) of Schedule 14A, if Loomis Sayles acts as investment adviser with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser’s compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response. In response to this comment, the following disclosure has been added to the section “Description of the New Sub-Advisory Agreement”:

“Loomis Sayles does not currently act as investment adviser to any other fund having a similar investment objective.”

2.	Comment. If the Registrant intends to rely on the section 15(f) “safe harbor”, please disclose.

Response. The Registrant does not intend to rely on section 15(f).

3.	Comment. In the section “Basis for the Trustees’ Recommendation”, provide a more thorough discussion which covers the factors included in Item 22(c)(11)(i) of Schedule 14A.

Response. In response to this comment, the third and fourth paragraphs of the section “Basis for the Trustees’ Recommendation” is revised as follows:

“The Trustees considered the Fund’s performance over various periods during which the investment personnel of McDonnell had managed the Fund under the Current Sub-Advisory Agreement. The Trustees also considered the fees to be paid to Loomis Sayles under the New Sub-Advisory Agreement, as well as information from Natixis Advisors indicating that the terms of the New Sub-Advisory Agreement, including the fees payable thereunder, are substantially identical to those of the Current Sub-Advisory Agreement. Because the Fund has no operating history with Loomis Sayles, no historical profitability information with respect to the Fund’s relationship with Loomis Sayles was available for the Board to consider. The Board noted that, because of the Fund’s relatively small size, the Fund’s relationship with McDonnell has not generated any significant level of profits for McDonnell in recent years.

The Trustees also took into account their familiarity with the investment performance of Loomis Sayles, which advises or sub-advises several other funds overseen by the Trustees. The Trustees considered their general satisfaction with the nature, extent and quality of services that Loomis Sayles provides to other funds within the Fund Family, and that it would be in the best interests of the Fund’s shareholders to maintain continuity and stability in the services provided by the Fund’s current portfolio management team. The Trustees noted that the Fund is currently relatively small and is not likely to grow in the near term to a size that would allow the Fund to benefit from significant economies of scale. The Trustees noted that the Fund currently benefits from an expense waiver that reduces the Fund’s overall expenses (with certain exceptions). This expense waiver allows the Fund to operate at a lower overall expense ratio than the Fund’s relatively small size would otherwise permit. This expense waiver extends through April 30, 2020.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Kirk D. Johnson, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.